UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CONTANGO ORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

210777F100

(CUSIP Number)

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, CO 80202

Attn: General Counsel

(303) 573-1660

With copies to:

Paul Hilton, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1.	Names of Reporting Persons. Royal Gold, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 1,514,982 shares (1)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,982 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.13% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the shares of Common Stock (as defined herein) of the Company (as defined herein) is being reported hereunder because the Reporting Person (as defined herein) may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the irrevocable proxy granted in the Voting Agreement (as defined herein) described in Item 4. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.  The calculation of the 39.13% beneficial ownership is based on (i) 1,514,982 shares of Common Stock beneficially owned by the Supporting Stockholders (as defined herein) as of September 29, 2014 and (ii) 3,871,607 shares of Common Stock reported outstanding as of September 12, 2014 by the Company to the Reporting Person.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3700 Buffalo Speedway, Ste. 925, Houston, Texas 77098.

Item 2.	Identity and Background.

(a) – (c), (f) This Schedule 13D is being filed by Royal Gold, Inc., a Delaware corporation (“Royal Gold” or the “Reporting Person”), which has its principal office at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.

Royal Gold is a publicly listed company and is primarily engaged in the acquisition and management of precious metal royalties and similar interests, including precious metals streams. The name, business address, present principal occupation or employment and citizenship of each director and officer of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the past five years, the Reporting Person has not, and, to the best knowledge of the Reporting Person, none of the directors and executive officers listed on Schedule A hereto has, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by the Company, Royal Gold and each of the stockholders of the Company set forth on Schedule B hereto (each a “Supporting Stockholder” and collectively, the “Supporting Stockholders”) of the Company.  The Supporting Stockholders entered into the Voting Agreement as an inducement to the Company and Royal Gold to enter into the Master Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of the Transaction.

Except as stated below, the Reporting Person has no intentions covered by items (a) – (j).

(a)  Not applicable.

(b)- (c)  On September 29, 2014 the Company entered into a Master Agreement (the “Master Agreement”) with Royal Gold pursuant to which the Company will transfer all of its assets relating to the Tetlin gold-copper-silver project in the eastern interior of Alaska (the “Tetlin Assets”) into a newly formed Delaware limited liability company (the “Joint Venture”) of which Royal Gold (or one of its wholly owned subsidiaries) and the Company (or one of its wholly owned subsidiaries) will be the members and which will be governed pursuant to the limited liability company agreement attached as Exhibit C to the Master Agreement (the “Joint Venture Agreement”).

Consummation of the transactions contemplated by the Master Agreement (the “Transactions”) is subject to various conditions, including, among others: (i) the approval of the Company’s shareholders of the Transactions and any other necessary actions related thereto; (ii) the absence of any law or order that makes illegal, enjoins or otherwise prohibits consummation of the Transactions, (iii) the receipt of applicable governmental and third party consents, if any, (iv) the accuracy of representations and warranties made by the Company and Royal Gold, respectively, and compliance with the Company and Royal Gold with their respective obligations under the Master Agreement, (v) the entry into a stability agreement and an estoppel agreement with the Native Village of Tetlin, a federally recognized Indian tribe, (vi) the assignment by the Company and its wholly owned subsidiary of the Tetlin Assets to the Joint Venture, (vii) the satisfaction by the Company of its obligations to its financial advisor relating to the Transactions and (viii) the payment by Royal Gold of (a) $5,000,000 to the Joint Venture pursuant to the Joint Venture Agreement and (b) $750,000 to the Company pursuant to the Master Agreement.

Upon the consummation of the Transactions, the Tetlin Assets will be contributed to the Joint Venture, in which Royal Gold has the ability to obtain up to a 40% membership interest in exchange for aggregate contributions of up to $30,000,000.

Pursuant to the terms of, and concurrently with the execution of, the Master Agreement, the Supporting Stockholders entered into a voting agreement with the Company and Royal Gold (the “Voting Agreement”) related to the shares of Common Stock owned by such Supporting Stockholder (the “Covered Shares”), pursuant to which the Supporting Stockholders, among other things, agreed to (i) appear at each meeting or otherwise cause their Covered Shares to be counted as present thereat for purposes of calculating a quorum, (ii) vote their Covered Shares in favor of the approval and adoption of the Transactions, (iii) vote their Covered Shares in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the approval and adoption of the Transactions, (iv) vote their Covered Shares against any Alternative Proposal (as defined in the Voting Agreement) and (v) vote their Covered Shares against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Transactions or the Joint Venture or the Voting Agreement or the performance by the Company of its obligations under the Master Agreement or the Supporting Stockholders under the Voting Agreement. Each Supporting Stockholder has irrevocably appointed Royal Gold as such Supporting Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Supporting Stockholder, to vote all of such Supporting Stockholder’s Covered Shares as set forth above.

As of September 29, 2014, the Supporting Stockholders beneficially owned a total of 1,514,982 shares of Common Stock, representing approximately 39.13% of all shares of Common Stock reported outstanding by the Company to the Reporting Person as of September 12, 2014.  All additional securities of the Company (including all additional shares of Common Stock and all additional options to acquire shares of Common Stock) each Supporting Stockholder acquires until the termination of the Voting Agreement will also be subject to the terms of the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the valid termination of the Master Agreement or (ii) the consummation of the Transactions.  The Voting Agreement may also be terminated with respect to the applicable Supporting Stockholder by written consent of the Company, Royal Gold and such Supporting Stockholder.

(d)– (e)   Not applicable.

(f)            Refer to items (b)- (c) above.

(g)- (j)     Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Prior to September 29, 2014, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any shares of Common Stock or any other securities exchangeable or convertible into shares of Common Stock.  However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to beneficially own 1,514,982 shares of Common Stock (with shared voting power) representing 39.13% of the total outstanding shares of Common Stock, 3,871,607 shares of Common Stock reported outstanding as of September 12, 2014 by the

Company to the Reporting Person.  However, such percentage and number of shares of Common Stock may change at or prior to the time of the applicable vote.  The Reporting Person disclaims any beneficial ownership of such shares of Common Stock, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such shares of Common Stock.

To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Person (i) is not entitled to any rights as a stockholder of the Company with respect to any shares of Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreement.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the shares of Common Stock owned by the Supporting Stockholders) for purposes of Sections 13(d) or 16 of the Act or for any other purposes and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, there have been no transactions in shares of Common Stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the Supporting Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

The foregoing summary description contained in this Item 5 of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by reference to Exhibit 99.2 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1

Master Agreement, dated as of September 29, 2014, between Royal Gold, Inc. and Contango ORE, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Contango ORE, Inc. filed with the SEC on October 2, 2014).

99.2	Voting Agreement, dated as of September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Contango ORE, Inc. filed with the SEC on October 2, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2014
ROYAL GOLD, INC.

	By:	/s/ Bruce C. Kirchhoff
Bruce C. Kirchhoff
Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, country of citizenship, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person.

Name	Citizenship	Business Address	Present Principal Occupation or Employment and Address
Tony Jensen	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Director, President and Chief Executive Officer of the Reporting Person
Stefan Wenger	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Chief Financial Officer and Treasurer of the Reporting Person
Karli Anderson	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Vice President of Investor Relations of the Reporting Person
William Heissenbuttel	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Vice President of Corporate Development of the Reporting Person
Bruce Kirchhoff	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Vice President, General Counsel and Secretary of the Reporting Person
William Zisch	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Vice President of Operations of the Reporting Person
William Hayes	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Retired mining executive
Gordon Bogden	Canadian	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Retired investment banker
Craig Haase	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Retired mining executive
Kevin McArthur	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Chief Executive Officer and Director of Tahoe Resources, Inc.
Chris M.T. Thompson	Canadian and U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Retired mining executive
Ronald J. Vance	U.S.	c/o Royal Gold, Inc. 1660 Wynkoop Street, Suite 1000 Denver, CO 80202	Retired mining executive

SCHEDULE B

SUPPORTING STOCKHOLDERS

Supporting Stockholder	Common Shares
John B. Juneau	37,698
Juneau Exploration, L.P.	41,667
Hexagon, LLC	250,000
Labyrinth Enterprises, LLC	41,667
Dakota Ventures I, LLC	4,167
Henry H. Gordon	141,667
Strata Resources, Inc.	83,333
Kelclay, Inc.	50,000
Estate of Kenneth R. Peak	739,783
William D. Armstrong	105,000
Edgar Kerr	8,500
Jesse V. Sommer	8,500
Colby Vandenburg	2,000
Edward Y. Teng	1,000